SUNSTATE LABORATORIES, INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS
ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

SUNSTATE LABORATORIES, INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT



Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of SUNSTATE LABORATORIES, INC.,

6901 W 117TH AVE, UNIT 14

BROOMFIELD CO 80020

I have audited the accompanying financial statements of SUNSTATE LABORATORIES, INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of SUNSTATE LABORATORIES, INC. as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.



08/28/2021

SUNSTATE LABORATORIES, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	493,028	7,952
Accounts receivable, net		17,179	-
Inventories		119,857	41,619
Total current assets		**630,064**	**49,571**
Fixed assets:			
Furniture & Equipment		3,747	961
Machinery		40,056	11,241
Less accumulated depreciation		(8,376)	(5,324)
Total Fixed Assets		**35,427**	**6,878**
Intangible assets:			
Brand Development		44,149	44,149
Logo Design		14,516	14,516
Less accumulated amortization		(42,231)	(36,898)
Total intangible assets		**16,434**	**21,767**
Other non-current assets:			
Security Deposits		7,500	7,500
Total other non-current assets		**7,500**	**7,500**
Total Assets	$	**689,425**	**85,716**
Liabilities & Members' Equity			
Current liabilities:			
Credit Cards	$	23,602	18,606
Payroll & Benefits Payable		1,194	-
Other Payables		1,513	-
Total current liabilities		**26,309**	**18,606**
Non-current Liabilities:			
Total non-current liabilities		-	-
Total Liabilities:		**26,309**	**18,606**

SUNSTATE LABORATORIES, INC.

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Equity:		
Common stock, authorized 5,000,000 shares, 666,180 shares issued and outstanding, $ 0.00 par value	-	-
Class A Preferred stock, authorized 2,500,000 shares, 283,723 shares issued and outstanding, $ 0.00 par value	-	-
Paid-in Capital	1,214,865	138,401
Withdrawals & Distributions	(104,837)	-
Accumulated Profits (losses)	(71,291)	(17,747)
Net income (loss)	(375,621)	(53,544)
Total Equity:	**663,116**	**67,110**
Total Liabilities & Equity	**689,425**	**85,716**

The accompanying notes are an integral part of these financial statements.

SUNSTATE LABORATORIES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales revenue	$	165,911	20,354
Total revenues		**165,911**	**20,354**
Cost of Goods sold		**87,208**	**13,173**
Gross Profit		**78,703**	**7,181**
Expenses:			
Salaries, Benefits & Payroll taxes		153,787	-
Conferences & Tradeshows		700	-
IT software & consumables		5,252	2,068
Insurance		5,234	1,281
Legal & Professional Services		15,928	350
Advertising & Marketing		194,906	26,309
Public relations		10,800	-
Travel & Transportation		2,818	786
Meals & Entertainment		1,424	-
Rent		30,318	10,780
Supplies & Equipment		16,662	1,219
Bank Charges & Fees		476	725
Interest expenses		207	-
Utilities		4,323	1,926
Moving & Storage		-	4,896
Dues & Subscriptions		2,083	-
Postage & Printing materials		1,648	1,247
Design & Creative works		6,125	981
Repairs & Maintenance		7,945	299
Miscellaneous expenses		13,514	1,480
Depreciation & Amortization		8,385	6,378
Total Expenses		**482,535**	**60,725**
Income from operations (loss)		**(403,832)**	**(53,544)**
Other Income (Expenses):			
SBA- Paycheck protection program Grant		25,900	-
Other Income		2,311	-
Total Other Income (expenses)		**28,211**	
Net income (loss) for the year		**(375,621)**	**(53,544)**

The accompanying notes are an integral part of these financial statements.

SUNSTATE LABORATORIES, INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common stock	Amount	Preferred Stock	Amount	Paid-in Capital	Accumulated Profits (losses)	Withdrawals/ Distributions	Total
Balance at December 31, 2018	-	-	-	-	109,364	(17,747)	-	**91,617**
Issuance of common stock	-	-	-	-	-	-	-	**-**
Issuance of preferred stock	-	-	-	-	-	-	-	**-**
Paid-in Capital					29,037	-	-	**29,037**
Withdrawals/distributions	-	-	-	-	-	-	-	**-**
Net income (loss)	-	-	-	-	-	(53,544)	-	**(53,544)**
Balance at December 31, 2019	-	-	-	-	138,401	(71,291)	-	**67,110**
Issuance of common stock	666,180	-	-	-	-	-	-	**-**
Issuance of preferred stock	-	-	283,723	-	1,076,464	-	-	**1,076,464**
Withdrawals/distributions	-	-	-	-	-	-	(104,837)	**(104,837)**
Net income (loss)	-	-	-	-	-	(375,621)	-	**(375,621)**
Balance at December 31, 2020	**666,180**	**-**	**283,723**	**-**	**1,214,865**	**(446,912)**	**(104,837)**	**663,116**

The accompanying notes are an integral part of these financial statements.

SUNSTATE LABORATORIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:		
Net profit (loss)	$ (375,621)	(53,544)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	3,052	1,045
Amortization	5,333	5,333
Prior period adjustment	-	5,261
Changes in:		
Accounts Receivable	(17,179)	-
Inventories	(78,238)	13,174
Security deposits	-	(7,500)
Credit Cards	4,996	15,146
Payroll & Benefits Payable	1,194	-
Other Payables	1,513	-
Net cash provided (used) by operating activities	(454,950)	(21,085)
Cash flow From Investing Activities:		
Fixed asset purchases	(31,601)	-
Net cash provided (used) by investing activities	(31,601)	-
Cash flow from Financing Activities		
Paid-in Capital	1,076,464	29,037
Withdrawals & Distributions	(104,837)	-
Net cash provided (used) by financing activities	971,627	29,037
Increase (decrease) in Cash	485,076	7,952
Cash, beginning of year	7,952	-
Cash, end of year	$ 493,028	7,952

The accompanying notes are an integral part of these financial statements.

About the Company & its Nature of operations

SUNSTATE LABORATORIES, INC. ('the Company'), is a Colorado Corporation formed on January 13, 2020. The Company was originally organized as limited liability Company in Florida on May 4, 2012, and subsequently organized as a limited liability Company in Colorado on November 13, 2018, before eventually incorporating in Colorado. The Company operates in the Cleantech industry and manufactures and sells household cleaning products that are designed to be environmentally friendly and cost effective

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Additionally, the Company has suffered recurring losses from operations but due to the availability of Capital and considering the growth in revenues, there exists no substantial doubt about its ability to continue as a going concern.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Accounts Receivable

This account consists of a receivable due from the Company's distributor in New Zealand. The Company entered into an agreement with the distributor on June 18, 2020, and as per the terms of the agreement, the distributor pays the Company 25% of the price of products ordered upon initiation of the Purchase Order with the remaining 75% to be paid by the distributor no later than 45 days after the shipping date. As of December 31, 2020, a balance of $17,179 was due to the Company from a Purchase Order that was initiated at the end of the year. The distributor settled the payment during January 2021.

The Company uses the allowance method to account for estimated uncollectible receivables. Receivables are presented net of an allowance for doubtful accounts. As of December 31, 2020, and December 31, 2019, the Company's estimate of doubtful accounts was zero. The Company's policy for writing off past due receivables is based on the amount, time past due, and response received from the subject customer and other third parties.

Security Deposits

The Company entered into a lease agreement on December 6, 2019, and as per the terms of the agreement; a security deposit payment of $7,500 was made upon execution of the lease. $5,000 of this security deposit will count towards future rent after 18 months from execution of the lease in the event that the Company had not defaulted on any lease payments.

As per the terms of the lease, the Company is obligated to pay a monthly base rent and operating expense payments equal to one twelfth of the amount, as reasonably estimated by the landlord, of the Company's proportionate share of operating expenses with any over-contributions counting towards future rent. Operating expense payments cover taxes, insurance, common area utilities and maintenance, reasonable reserves, management fee and security services.

The schedule below demonstrates the base rent payments the Company is obligated to pay over the term of the lease:

Months	Base Rent (approximate)
1-2	-
3-14	1,979
15-26	2,040
27-38	2,100

Inventories

Inventory is recorded at cost and consists of raw materials, packaging materials, finished goods and inventory for foreign distribution. The Company performed a year-end inventory count for the year ending December 31, 2020, and according to Management, the balance for prior year inventory was recorded based on an estimation due to the fact that inventory items were dispersed across mini storages between Florida and Colorado. The estimation was based on the last known inventory count from 2016 and inventory balances were established while using sales and cost of goods sold as an input for the final calculation of balances.

SUNSTATE LABORATORIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

The following schedule demonstrates a break-down of inventory as of December 31, 2020, and December 31, 2019:

	As of December 31, 2020 (Cost)	As of December 31, 2019 (Cost)
Raw Materials	12,966	-
Packaging Materials	74,199	20,146
Finished Goods	17,389	21,473
Inventory for foreign distribution	15,303	-
Totals	**119,857**	**41,619**

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life and industry practices.

The schedule below demonstrates the useful life used to depreciate assets:

Asset	Useful life
Furniture & Equipment (Category 1)	5
Dehumidifiers (Category 2)	10
Shrink Tunnel (Category 2)	10
Compressors (Category 2)	10
Tablet Press Machines (Category 3)	12
Manufacturing Equipment (Category 3)	12

The schedule below demonstrates the movements that occurred on fixed assets as of December 31, 2020, and December 31, 2019:

	Category 1	Category 2	Category 3	Total
Cost				
Balance at December 31, 2018	961	6,521	4,720	**12,202**
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at December 31, 2019	**961**	**6,521**	**4,720**	**12,202**
Additions	2,786	-	28,815	**31,601**
Disposals	-	-	-	-
Balance at December 31, 2020	**3,747**	**6,521**	**33,535**	**43,803**
Depreciation				
Balance at December 31, 2018	(961)	(2,285)	(1,033)	(4,279)
Additions	-	(652)	(393)	(1,045)
Disposals	-	-	-	-
Balance at December 31, 2019	**(961)**	**(2,937)**	**(1,426)**	**(5,324)**
Additions	(325)	(2,334)	(393)	(3,052)
Disposals	-	-	-	-
Balance at December 31, 2020	**(1,286)**	**(5,271)**	**(1,819)**	**(8,376)**
Carrying Amounts				
At December 31, 2019	-	**3,584**	**3,294**	**6,878**
At December 31, 2020	**2,461**	**1,250**	**31,716**	**35,427**

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of brand development and logo design costs. Intangible assets as of December 31, 2020, and December 2019, were amortized based on an 11-year useful life.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020, and December 31, 2019.

SUNSTATE LABORATORIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

The schedule below demonstrates the movements that occurred on fixed assets as of December 31, 2020, and December 31, 2019:

	Logo Design	Brand Development	Total
Cost			
Balance at December 31, 2018	14,516	44,149	**58,665**
Additions	-	-	-
Disposals	-	-	-
Balance at December 31, 2019	**14,516**	**44,149**	**58,665**
Additions	-	-	-
Disposals	-	-	-
Balance at December 31, 2020	**14,516**	**44,149**	**58,665**
Depreciation			
Balance at December 31, 2018	(6,099)	(25,466)	**(31,565)**
Additions	(1,320)	(4,013)	**(5,333)**
Disposals	-	-	-
Balance at December 31, 2019	**(7,419)**	**(29,479)**	**(36,898)**
Additions	(1,320)	(4,013)	**(5,333)**
Disposals	-	-	-
Balance at December 31, 2020	**(8,739)**	**(33,492)**	**(42,231)**
Carrying Amounts			
At December 31, 2019	**7,097**	**14,670**	**21,767**
At December 31, 2020	**5,777**	**10,657**	**16,434**

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company and its products.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020. Net operating losses will be carried forward to reduce taxable income in future years.

The Company is subject to state tax filing requirements in the State of Colorado.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. The SBA PPP loan of $25,900 was fully forgiven.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock, Class A Preferred Stock and Convertible preferred stock. The total number of shares that the Company is authorized to issue is ten million (10,000,000) shares. The total number of shares of Common Stock authorized to be issued is five million (5,000,000) shares at no par value.

The total number of shares of Class A Preferred stock authorized to be issued is two million five hundred thousand (2,500,000) shares at no par value. The total number of shares of Convertible Preferred stock authorized to be issued is two million five hundred thousand (2,500,000) shares at no par value.

Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 666,180 and nil, respectively.

Class A Preferred Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Preferred Stock issued and outstanding was 283,723 and nil, respectively.

Class A Preferred Stock are non-voting shares, except in matters as may be required by the Colorado Business Corporations Act, C.R.S. Section 7-101-101 et seq. (the "Colorado Act"), Convertible Preferred stock are voting shares, with a right of conversion to Common Shares, and Common Shares are voting shares. All share classes are eligible to participate ratably in distributions without distinction as to share class.

The Company granted class A Preferred Stock following a 2020 securities offering made pursuant to Section 4(a)(6) of the Securities Act of 1933. The Company's offering was made to both accredited and non-accredited investors and 283,723 shares were issued at a price ranging from $3.5 to $5 per share.

Equity Incentive plans

The Company's Board of Directors adopted an Equity Incentive Plan on January 1, 2021. The purposes of the Plan are to (a) enable the Company to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company's long-range success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the shareholders of the Company; and (c) promote the success of the Company's business.

Awards granted under the Plan may be Incentive Stock Options, Non-qualified Stock Options, Restricted stock and Restricted stock units. The plan continues in effect until it terminates automatically on December 31, 2031, unless terminated at an earlier date according to the plan's provisions.

The maximum aggregate number of shares that may be issued under the plan is 500,000 shares of Common Stock. The shares issued under the plan may be authorized, but unissued, or reacquired Shares and the term of each option cannot exceed 10 years from the date of the grant.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: If it is granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value on the date of grant and if it is granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value of the Common stock subject to the option on the date of grant.

- In the case of a Non-qualified Stock Option, the per Share exercise price shall be no less than 100% of the Fair Market Value of the Common stock subject to the option on the date of grant.

As of December 31, 2020, and December 31, 2019, the total number of Incentive Stock Options granted under this plan was nil and nil, respectively.

As of December 31, 2020, and December 31, 2019, the total number of Non-qualified Stock Options granted under this plan was nil and nil, respectively.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

On January 11, 2021, the Company granted a participant of the Equity Incentive Plan 50,000 non-qualified stock options at an exercise price of $5.21 per share (based on a market valuation completed in the fourth quarter of 2020).

The Company evaluated subsequent events through March 31, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.